EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

STATE OR COUNTRY	OFFICIAL NAME
Germany	Agile Software GmbH
Japan	Agile Software KK
Taiwan	Agile Software Limited
United Kingdom	Agile Software Limited
Delaware	Agile Software International Corporation
Peoples’ Republic of China	Agile Software (Suzhou) Co., Ltd.
Hong Kong	Agile Software Limited
India	Product Chain Solutions Private Limited